Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2008

Commission File Number: 001-33623

WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road, Waigaoqiao Free Trade Zone

Shanghai 200131

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

WuXi PharmaTech (Cayman) Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release	4
PRESS RELEASE DATED SEPTEMBER 29, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WuXi PharmaTech (Cayman) Inc.

	By:	/s/ Benson Tsang
	Name:	Benson Tsang
	Title:	Chief Financial Officer

Date: September 29, 2008

Exhibit 99.1

WuXi PharmaTech (NYSE:WX) Maintains Original Strategy to Provide Toxicology Services in China

September 29, 2008 – Shanghai, China – WuXi PharmaTech (NYSE: WX), a leading pharmaceutical, biotechnology and medical device research and development outsourcing company with operations in China and the United States, announced today that it will no longer pursue a 50-50 joint venture with Covance Inc. WuXi will maintain its original plan to construct, own and operate a 323,450 square foot GLP facility in Suzhou, China which is slated to open in the second half of 2009. WuXi plans to offer a full-range of preclinical services and GLP toxicology capabilities at this facility, helping WuXi clients to improve the success of discovery and shorten the time of development.

“We are committed to offering world-class preclinical toxicology services in China to global customers and committed to delivering this in the way which most benefits our customers and shareholders in longer term,” said Dr. Ge Li, WuXi Chairman and Chief Executive Officer. “This facility is being built through our already budgeted capital expenditures and we will not require additional funding. We can leverage the expertise and capability from our AppTec acquisition as well as our US toxicology team to move rapidly in getting GLP compliance. Proceeding with our original plans to operate this facility independently will allow WuXi and our shareholders to receive maximum benefit over the long term.”

About WuXi PharmaTech

WuXi PharmaTech is a leading pharmaceutical, biotechnology and medical device R&D outsourcing company, with operations in China and the United States. As a research-driven and customer-focused company, WuXi PharmaTech provides pharmaceutical, biotechnology and medical device companies a broad and integrated portfolio of laboratory and manufacturing services throughout the drug and medical device R&D process. WuXi PharmaTech’s services are designed to assist its global partners in shortening the cycle and lowering the cost of drug and medical device R&D. The operating subsidiaries of WuXi PharmaTech are known as WuXi AppTec. For more information, please visit: www.wuxiapptec.com.

For more information, please contact:

Debra Yu, MD

Vice President Strategy

WuXi PharmaTech (Cayman) Inc.

Tel: (215) 218-5559

Email: ir@wuxiapptec.com

Statements contained in this press release, which are not historical facts, such as statements about the timing for opening of, and the anticipated benefits of, the GLP facility (currently under construction) and the range of offered services are forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All such forward-looking statements including the statements contained herein are based largely on WuXi management’s expectations and actual results could vary significantly. The anticipated timing for opening the GLP facility and the nature of the offered services could change. Success of the facility and the ability to offer world-class preclinical toxicology services are subject to other risks and uncertainties including, without limitation, competitive factors, outsourcing trends in the pharmaceutical industry, levels of industry research and development spending, WuXi’s ability to build and staff the facility, obtain the required certifications and to market and provide the services in China, and other factors described in WuXi’s filings with the U.S. Securities and Exchange Commission. WuXi undertakes no duty to update any forward looking statement to conform the statement to actual results or changes in expectations.